SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from ___________ to _____________

Commission File No. 0-14209

          A.     Full title of the plan and the address of the plan, if different from that of the issuer named below: FIRSTBANK CORPORATION AMENDED AND RESTATED 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

          B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: FIRSTBANK CORPORATION, 311 WOODWORTH, ALMA, MICHIGAN 48801

REQUIRED INFORMATION

          The following financial statements and schedules are filed as part of this report:

          Report of Independent Auditors

          Statements of Net Assets Available for Benefits
             as of December 31, 2001 and 2000

          Statements of Changes in Net Assets Available for Benefits for the year ended
             December 31, 2001

          Notes to Financial Statements

          Schedule of Assets Held for Investment Purposes at December 31, 2001

EXHIBITS

          The following exhibit is filed as part of this report:

          Consent of Independent Public Accountants

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FIRSTBANK CORPORATION AMENDED AND RESTATED 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

	By:	FIRSTBANK CORPORATION Plan Administrator

Dated: July 1, 2002		By:	/s/ David L. Miller
David L. Miller Vice President of Human Resources

REPORT OF INDEPENDENT AUDITORS

Plan Administrator of
   Firstbank Corporation Amended and Restated
   401(k) and Employee Stock Ownership Plan
Alma, Michigan

We have audited the accompanying statements of net assets available for benefits of the Firstbank Corporation Amended and Restated 401(k) and Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

The schedule of assets (held at end of year) that accompanies the Plan's financial statements does not disclose the historical cost of certain non-participant directed Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Crowe, Chizek and Company LLP
Crowe, Chizek and Company LLP

Grand Rapids, Michigan
April 10, 2002

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS
Investments, at fair value (Note 4)
Common stock	$6,604,825	$6,343,100
Mutual funds	4,902,351	5,248,040
Loans to participants	63,592	34,269
	11,570,768	11,625,409

Receivables
Participant contributions	49,934	0
Employer contribution	24,442	0
	74,376	0

NET ASSETS AVAILABLE FOR BENEFITS	$11,645,144	$11,625,409

See accompanying notes to financial statements.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Additions to net assets attributed to:
Investment income
Net depreciation in fair value of investments (Note 4)	$(638,374)
Interest	4,402
Dividends - cash	314,544
Dividends - stock	321,905
2,477

Contributions
Employer	316,247
Participants	693,739
Rollovers from other plans	8,133
1,018,119

Total additions	1,020,596

Deductions from net assets attributed to:
Benefits paid to participants	1,000,861
Total deductions	1,000,861

Net increase	19,735

Net assets available for benefits
Beginning of year	11,625,409

End of year	$11,645,144

See accompanying notes to financial statements.

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Firstbank Corporation Amended and Restated 401(k) and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Firstbank Corporation (the Company), effective January 1, 1988. Firstbank - Alma, a subsidiary bank of Firstbank Corporation, acts as trustee for the Plan assets. The Plan is a defined contribution plan which covers all employees who are at least 21 years of age and have completed 90 days of service. The Plan has two primary features: a contributory 401(k) portion based on elective contributions from participants in the Plan and Employee Stock Ownership Plan (ESOP) provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. The Company may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2001 and 2000, the Company made matching contributions equal to 70% of the first 6% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocation of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeitures of employer matching contributions due to participant termination are used to reduce the employer's matching contribution. During 2001, there were forfeitures totaling $18,931. The benefit to which a participant is entitled is the aggregate of the participant's deferrals and rollovers and the vested portion of the employer matching and ESOP contributions.

Investment options: Participants may direct, on a quarterly basis, the trustee to invest their elective 401(k) contributions as well as employer matching contributions to the Plan in any of the available investment options. Participants can individually determine their investment options based on desired level of risk and return for all contributions (employer and employee) to the Plan. Participants have the option to invest their contributions (employer and employee) to purchase common stock of Firstbank Corporation. The ESOP portion of the Plan provides for allocation of shares of Firstbank Corporation common stock to certain qualifying employees as provided by the Plan agreement.

(Continued)

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective contributions plus actual earnings thereon. The participants' account values attributable to the Company's contributions, inclusive of ESOP contributions, are vested according to the following schedule:

Completed Years of Service for Vesting (as defined in Plan agreement)	Vested Percentage of the Company's Contribution

1	0%
2	0
3	25
4	50
5	75
6	100

Payment of Benefits: A participant or his or her beneficiary receives the vested portion in the participant's account in a lump-sum. A participant may receive the portion of his or her account invested in Firstbank stock as stock or in cash.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested account balance less the ESOP balance, or $50,000, whichever is less. The loans are secured by the balance in the participant's account and bear interest rates that range from 6.5% to 13.5%.

Expenses: All administrative expenses are paid by the Plan sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: Investments are stated at fair value. Mutual fund shares and Firstbank Corporation common stock are traded on national exchanges and are valued at the last sales price on the date of valuation. Participant loans are valued at cost which approximates fair value. The investment accounts include cash in short-term money market funds, which has been designated to be invested in the common stock or mutual funds.

Purchases and sale of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets. The investment accounts include cash in short-term money market funds, which has been designated to be invested in the common stock or mutual funds.

	2 0 0 1			2 0 0 0
	Number of Shares/Units	Value		Number of Shares/Units	Value

Firstbank Corporation common stock - ESOP (allocated)	191,107	$3,659,718	*	201,238	$3,665,250	*
Firstbank Corporation common stock	153,412	2,945,107		146,847	2,677,850
Vanguard Index 500 fund	14,875	1,575,082		15,130	1,843,793
American Century Ultra fund	28,401	785,003		28,200	912,835

*  Nonparticipant-directed

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $638,374 as follows:

Firstbank Corporation common stock	$(22,517)
Mutual funds	(615,857)

$(638,374)

(Continued)

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 4 - INVESTMENTS (Continued)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	December 31,
	2001	2000
Net assets:
Firstbank Corporation common stock - ESOP (allocated)	$3,659,718	$3,665,250

Year ended December 31, 2001
Changes in net assets:
Dividends - cash and stock	$307,270
Net depreciation	(25,405)
Distributions	(287,391)
Transfers	(6)

$(5,532)

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Company.

The 344,519 and 348,084 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2001 and 2000 represent approximately 6.7% and 7.0% of the Company's outstanding shares as of December 31, 2001 and 2000.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

	2001	2000
Firstbank Corporation common stock; 344,519 and 348,084 shares in 2001 and 2000	$6,604,825	$6,343,100

Share amounts have been adjusted to reflect the stock dividends and splits received in both 2001 and 2000.

Approximately $230,000 of cash dividends were paid to the Plan by Firstbank Corporation during 2001 based on shares held by the Plan on the dates of declaration. This dividend income is included as dividends in the Statement of Changes in Net Assets Available for Benefits. A stock dividend was declared and paid by Firstbank Corporation in 2001. As a result of this stock dividend, Firstbank Corporation issued 16,415 additional shares of Firstbank Corporation common stock to the Plan.

(Continued)

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 and $18,140 at December 31, 2001 and 2000.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 24, 1995 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 - PLAN AMENDMENT

Effective January 1, 2001, the Plan was amended to change the entry dates from January 1 and July 1 to the first day of each month.

(Continued)

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor: Firstbank Corporation
Employer identification number:  38-2633910
Three-digit plan number:  002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Common Stock Firstbank Corporation	191,107 shares of Firstbank Corporation common stock - ESOP (allocated)	(1)	$3,659,718

*	Firstbank Corporation	153,412 shares of Firstbank Corporation common stock	#	2,945,107
				6,604,825

	Mutual Funds Federated Securities Corporation	164,192 units of Federated Money Market Trust for U.S. Treasury Obligations	#	164,192

	Federated Securities Corporation	32,732 units of Federated Capital Preservation fund	#	327,320

	Vanguard Group, Inc.	54,815 units of Vanguard Corporate Long-Term Bond fund	#	475,794

	Federated Securities Corporation	13,054 units of Federated Stocks fund	#	443,052

	Vanguard Group, Inc.	14,875 units of Vanguard Index 500 fund	#	1,575,082

	American Century Investors	6,486 units of American Century Growth fund	#	126,616

	American Century Investors	28,401 units of American Century Ultra fund	#	785,003

(Conitinued)

FIRSTBANK CORPORATION AMENDED AND RESTATED
401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor: Firstbank Corporation
Employer identification number:  38-2633910
Three-digit plan number:  002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds (cont.) T. Rowe Price Investment Services	31,482 units of T. Rowe Price International Stock fund	#	$345,986

	Vanguard Group, Inc.	19,100 units of Vanguard Total Bond Market fund	#	193,675

	Warburg-Pincus Funds	7,062 units of Warburg-Pincus Emerging Growth fund	#	190,593

	Fidelity Investments	1,490 units of Fidelity Overseas fund	#	40,867

	Vanguard Group, Inc.	7,873 units of Vanguard International Growth fund	#	118,174

	American Century Investors	11,328 units of American Century International Discovery fund	#	115,997
				4,902,351
	Loans
	Participant loans	Maturing through May 10, 2011 with interest rates ranging from 6.50% to 13.52%	#	63,592

				$11,570,768

*	Party-in-interest
(1)	Information not available
#	Investment is participant directed, therefore historical cost is not required.

EXHIBIT INDEX

23              Consent of Independent Public Accountants